August 21, 2024

Zhi Feng Ang
Chief Financial Officer
VCI Global Limited
B03-C-8 & 10, Menara 3A
KL Eco City, No.3 Jalan Bangsar
59200 Kuala Lumpur
Malaysia

       Re: VCI Global Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-41678
Dear Zhi Feng Ang:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 27

1. Please expand your disclosure to address the performance of your operating segments,
       including the reasons for the changes in    net profit    for each of
your segments discussed
       in Note 31 of your financial statements. In circumstances where there is more than one reason for a change between periods, please quantify the incremental impact of each individual reason on the overall change. Refer to Item 5 of Form 20-F, including the interpretative releases listed in Instruction 1 thereto.
Item 15. Controls and Procedures, page 61

2. Please tell us why you did not include disclosures regarding your evaluation of disclosure controls and procedures and internal controls over financial reporting. Please note that the exemption from assessing disclosure controls and procedures and internal controls over
 August 21, 2024
Page 2

       financial reporting is only applicable to an issuer that has not previously filed an annual report with the Commission for the prior fiscal year. We note you previously filed an annual report on Form 20-F for the fiscal year ended December 31, 2022. Refer to Item 15 of Form 20-F and to 17 CFR 240.13a-15 of the Rules and Regulations Under the
       Securities Exchange Act of 1934.
Item 19. Exhibits
Exhibits 13.1 and 13.2, page 64

3.     We note that the certifications provided as Exhibit 13.1 and Exhibit
13.2 do not include
       the introductory language in paragraph 4 referring to your internal control over financial reporting. Please explain. Refer to Instruction 12 as to Exhibits of Form 20-F for further details.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

4. Please tell us your basis from presenting "Advances made to related parties" as a financing activity referencing authoritative literature that supports your treatment.
22. Revenue, page F-37

5. On pages F-20 and F-21 you disclose that revenues from business strategy consultancy services and technology development contracts are generally recognized over time;
       however, the table on age F-37 indicates that the majority of your revenues are recognized at a point in time. Please reconcile these disclosures for us.
28. Income Tax Expense, page F-39

6. Explain to us why a substantial portion of your fiscal 2023 income was "Non-taxable income" and explain the nature of "Unabsorbed tax losses" and how you accounted for these unabsorbed losses referencing authoritative literature that supports your accounting treatment. Consider adding disclosure in this regard in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services